REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON DECEMBER 14, 2018

AND

INFORMATION CIRCULAR

November 15, 2018

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of RepliCel Life Sciences Inc. (the “Company”) will be held at the law offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, on Friday, December 14, 2018, at the hour of 10:30 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial period ended December 31, 2017, and accompanying report of the auditors;

2.	to appoint BDO Canada LLP as the auditors of the Company for the financial year ending December 31, 2018;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2018;

4.	to set the number of directors of the Company for the ensuing year at seven (7);

5.	to elect, individually, R. Lee Buckler, David Hall, Peter Lewis, Geoff MacKay, Andrew Schutte, Peter Lowry and Larissa Huang as the directors of the Company;

6.	to consider and, if thought fit, to pass an ordinary resolution to ratify the Company’s 2014 Stock Option Plan, as described in the accompanying information circular (the “Information Circular”);

7.

to consider and, if thought fit, to pass an ordinary resolution (the “Warrant Exercise Resolution”), as more particularly described in the Information Circular, authorizing YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to exercise warrants to purchase common shares that may result in YOFOTO becoming a control person of the Company (a “Control Person”), as such term is defined in the TSX Venture Exchange Corporate Finance Manual; and

8.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The Warrant Exercise Resolution must be approved by a simple majority of 50% plus one of the votes properly cast by disinterested shareholders voting in present or by proxy at the Meeting. The votes attached to common shares held by YOFOTO, and its affiliates and associates, are excluded from the calculation of such approval.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed November 8, 2018 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting in person, please vote by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 15th day of November, 2018.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

“R. Lee Buckler”
R. Lee Buckler
President, Chief Executive Officer and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

- ii -

REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

INFORMATION CIRCULAR
November 15, 2018

INTRODUCTION

This information circular (the “Information Circular”) accompanies the notice of annual general and special meeting of shareholders (the “Notice”) of RepliCel Life Sciences Inc. (the “Company”) and is furnished to shareholders (each, a “Shareholder”) holding common shares (each, a “Share”) in the capital of the Company in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the “Meeting”) of the Shareholders to be held at 10:30 am on Friday, December 14, 2018 at the offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, or at any adjournment or postponement thereof. All references to Shareholders in this Information Circular are to registered Shareholders unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is November 15, 2018. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each Share that such Shareholder holds on November 8, 2018 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. The Chairman of the Meeting, in his sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to names of all of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Shares.

Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101.

The Company is sending proxy-related materials directly to non-objecting beneficial owners of the Shares. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of the Shares. The objecting beneficial owners of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preference shares without par value. As of the Record Date, determined by the board of directors of the Company (the “Board”) to be the close of business on November 8, 2018 (the “Record Date”), a total of 26,800,484 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

At the Meeting, the votes of holders of Shares will be aggregated on all matters to be approved at the Meeting. To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Shares, other than as set forth below:

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares(1)
YOFOTO (China) Health Industry Co. Ltd.	5,357,900(2)	19.99%

(1) Based on 26,800,484 Shares issued and outstanding as of November 8, 2018.

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends the approval of setting the number of directors of the Company at seven (7).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s articles or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
R. Lee Buckler British Columbia, Canada President, CEO and Director

Mr. Buckler has been an executive in the cell therapy sector since 2000 beginning with Malachite Management in the Stem Cell Technologies group of companies. Before joining the Company he was the Managing Director of Cell Therapy Group, a firm he formed in 2008 where he did business development consulting for companies and organizations in or interested in the cell therapy sector. Mr. Buckler has a Bachelor’s Degree in Education and a Law Degree. After law school, he did a one year judicial clerkship with the B.C. Supreme Court and was a practicing attorney for three years at Edwards, Kenny & Bray. Mr. Buckler served six years as the Executive Director of the International Society for Cellular Therapy and just over two years as Director of Business Development for Progenitor Cell Therapy. Mr. Buckler is an advisory board member for RoosterBio Inc.

		January 1, 2016 to date	3,404
David Hall(3)(4) British Columbia, Canada Chairman of the Board and Director

Mr. Hall has served as a director of the Company since December 22, 2010, Chairman of the Board since January 1, 2016 and was the President and Chief Executive Officer of the Company from December 22, 2010 until January 1, 2016. From 1994 to 2008, he held executive management roles at Angiotech Pharmaceuticals Inc. including Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations. He also served as its Corporate Secretary and Treasurer. He was a director and Chairman of the Audit Committee of GLG Lifetech Corporation between September 2010 and June 2014. He is past chair and former board member of Life Sciences BC. He is the former Chairman of the Biotech Industry Advisory Committee to the BC Competition Council, a past member of the BC Task Force on PharmaCare, and currently serves on the Board of Advantage BC, the Board of Trustees for Providence Health Care Research Institute and Avricore Health Inc. (formerly Vanc Pharmaceuticals, Inc.) Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee.

		December 22, 2010 to date	173,926(5)
Peter Lewis(3)(4) British Columbia, Canada Director	Mr. Lewis is a chartered accountant, and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993.	May 27, 2011 to date	5,000

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Geoff MacKay(3)(4) Massachusetts, USA Director

Mr. MacKay is a skilled biopharmaceutical executive focused in the field of regenerative medicine for the past 20 years. Mr. MacKay is currently Chief Executive Officer of AVROBIO Inc., a clinical stage company focused on delivering step-change cell and gene therapies targeting cancer and rare disease. Previously, he spent 11 years as Chief Executive Officer of Organogenesis Inc. He is credited with helping build Organogenesis into the leading cell therapy business in the world as measured by revenue, patients treated, FDA indications and overall scale of operations. Mr. MacKay also has a strong pharma heritage, having spent 11 years at Novartis where he held senior leadership positions within the Immunology franchise in Canada, USA and at the Global office in Basel, Switzerland. Mr. MacKay has broad international experience and contacts across pharma, biotech and device industries via leadership roles within the life science industry. Examples include: Chairman of the Board of MassBio, Chairman of the Board of the Alliance of Regenerative Medicine, Advisory Council to the Health Policy Commission for Massachusetts, Deans Advisory Council Western University School of Podiatric Surgery, and Chairman of Audit Committee of the Center for Commercialization of Regenerative Medicine (C.C.R.M.).

		October 14, 2015 to date	Nil
Andrew Schutte Kentucky, United States Nominee	Chief Technology Officer with MainPointe Pharmaceuticals from November 2016 to present. VBA Programmer with Gerimed Inc. from February 2012 to February 2016, a US based company which provides independent pharmacies servicing long-term care and home care patients access to cost effective solutions. President and sole proprietor of two oil related LLCs, Nolan Olbohrung LLC and Valence Oil LLC.	To be Nominated	1,295,415

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
Peter Lowry Auckland, New Zealand Nominee

Mr. Lowry is an experienced commercial executive having held a number of governance roles, with experience in the United Kingdom and New Zealand markets. As a Director and Consultant with Pkarma Limited he is focused on business strategy and improvement for private sector companies and government bodies. His work includes the use of lean methodology and customer focused design, and the utilization of objective data to drive strategy and programs. His consulting and operational management roles include General Manager of the Greenlane Heart Unit, one of the largest Cardiac service in Australasia, leading Auckland Orthopedics, an organization supported by 80 orthopedic surgeons across Auckland, and the development and operational management of a number of joint-ventures that leverage intellectual property across a range of clinical and commercial settings. Mr. Lowry graduated with a Bachelor of Management Studies from the University of Waikato (4 year degree), is a Chartered Accountant in New Zealand, and has completed the Executive Program of the Darden Business School, University of Virginia. Mr. Lowry is a long term shareholder in the Company having acquired shares through a number of the capital raisings during this time. In addition he has provided significant advice to the recently completed share placement and licensing deal.

		To be Nominated	265,000
Larissa Huang Zheijiang Province, China Nominee	Vice President of International Operation Center of YOFOTO (China) Health Industry Co. Ltd. from 2016 to present. Student from 2011 to 2016.	To be Nominated	Nil

(1)	Information has been furnished by the respective nominees individually.
(2)

The information as to Shares beneficially owned, or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at November 8, 2018.

(3)	Member of the Audit Committee of the Company.
(4)	Member of the Nominating, Compensation and Corporate Governance Committee of the Company.
(5)	Does not include 100,000 Shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee and Nominating, Compensation and Corporate Governance Committee, currently consisting of David Hall, Peter Lewis and Geoff MacKay on both committees.

Management recommends the election of each of the nominees listed above as a director of the Company.

Orders

Except as disclosed below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Peter Lewis is a director of Landstar Properties Inc. (“Landstar”), a company listed on the TSX Venture Exchange (the “TSXV”). On May 11, 2010, while Mr. Lewis was a director of Landstar, Landstar became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements. The cease trade order remains in effect.

David Hall was a director of GLG Life Tech Corporation (“GLG Life Tech”), a company listed on the Toronto Stock Exchange, which has been the subject of cease trade orders issued by the British Columbia Securities Commission on May 2, 2012, by the Manitoba Securities Commission on July 9, 2012 and by the Ontario Securities Commission on May 4, 2012. The cease trade orders were issued because GLG Life Tech failed to file by the required deadline certain continuous disclosure documents. The cease trade orders were revoked by the British Columbia Securities Commission on June 13, 2013 and by the Ontario and Manitoba Securities Commissions on June 17, 2013.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Penalties and Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

“NEO” or “named executive officer” means:

(a)	each individual who served as chief executive officer (“CEO”) of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b)	each individual who served as chief financial officer (“CFO”) of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c)

the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

“underlying securities” means any securities issuable on conversion, exchange or exercise of compensation securities.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company or any subsidiary thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company or any subsidiary thereof for each of the two most recently completed financial years, other than stock options and other compensation securities:

Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites(1) ($)	Value of All Other Compensation ($)	Total Compensation ($)
R. Lee Buckler(2) President, CEO, Corporate Secretary and Director	2017 2016	240,000 240,000	Nil 45,000	Nil Nil	Nil Nil	Nil Nil	240,000 285,000
Simon Ma(3) CFO and Director of Finance	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	57,100 Nil	57,100 Nil
Dr. Rolf Hoffmann(4) Chief Medical Officer and former Director	2017 2016	Nil 1,535	Nil Nil	Nil Nil	Nil Nil	180,000 Nil	180,000 1,535
David Hall(5) Chairman and Director and former President and CEO	2017 2016	60,000 15,750	Nil Nil	Nil Nil	Nil Nil	Nil Nil	60,000 15,750
Tom Kordyback(6) Former CFO	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Peter Lewis(7) Director	2017 2016	Nil 11,750	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 11,750
Geoff MacKay(8) Director	2017 2016	Nil 11,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 11,500
Hugh Rogers(9) Director	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	33,000 Nil	33,000 Nil
John Challis(10) Former Director	2017 2016	Nil 11,750	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 11,750

(1)

“Perquisites” include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.

(2)

R. Lee Buckler has been the President, CEO and director of the Company since January 1, 2016 and the Corporate Secretary since June 13, 2016. He was the VP, Business and Corporate Development from October 1, 2014 to June 13, 2016.

(3)	Simon Ma has been the CFO of the Company since October 17, 2018 and the Director of Finance of the Company since June 13, 2016.

(4)	Rolf Hoffman has been the Chief Medical Officer of the Company since December 22, 2010 and was a director of the Company from December 22, 2010 until January 1, 2016.
(5)

David Hall has been a director of the Company since December 22, 2010 and the Chairman since January 1, 2016. Mr. Hall was the President and CEO of the Company from December 22, 2010 until January 1, 2016.

(6)	Tom Kordyback was the CFO of the Company from August 22, 2011 to October 17, 2018.
(7)	Peter Lewis has been a director of the Company since May 27, 2011.
(8)	Geoff MacKay has been a director of the Company since October 14, 2015.
(9)	Hugh Rogers has been a director of the Company since February 3, 2017.
(10)	John Challis was a director of the Company from March 16, 2011 to September 13, 2017.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2017 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities/Number of Underlying Securities /Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
R. Lee Buckler President, CEO, Corporate Secretary and Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Simon Ma CFO and Director of Finance	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Dr. Rolf Hoffmann Chief Medical Officer and former Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
David Hall Chairman and Director and former President and CEO	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Tom Kordyback CFO	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Peter Lewis Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Geoff MacKay Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A
Hugh Rogers Director	Stock Options	75,000 / 3.6%	February 3, 2017	$1.64	$1.68	$0.40	February 3, 2022
John Challis Former Director	Stock Options	Nil	N/A	N/A	N/A	N/A	N/A

As at December 31, 2017:

(a)

R. Lee Buckler, the President, CEO and a director of the Company, owned an aggregate of 150,000 compensation securities directly, comprised solely of stock options, each of which is exercisable into one Share at an exercisable price of $0.60 per Share until December 2021;

(b)	Simon Ma, the CFO and Director of Finance of the Company, did not own any compensation securities;

(c)

Rolf Hoffman, the Chief Medical Officer of the Company, owned an aggregate of 75,000 compensation securities, comprised solely of stock options, each of which is exercisable into one Share at an exercise price of $0.60 per Share until December 2021;

(d)

David Hall, the Chairman and a director of the Company, owned an aggregate of 75,000 compensation securities, comprised solely of stock options, each of which is exercisable into one Share at an exercise price of $0.60 per Share until December 2021;

(e)

Tom Kordyback, the former CFO of the Company, owned an aggregate of 10,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share at an exercise price from of $5.50 per Share until September 5, 2020;

(f)

Peter Lewis, a director of the Company, owned an aggregate of 40,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 10,000 are exercisable at an exercise price of $5.50 per Share until September 5, 2020 and 30,000 are exercisable at an exercise price of $0.60 per Share until December 2021;

(g)

Geoff MacKay, a director of the Company, owned an aggregate of 45,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 15,000 are exercisable at an exercise price from of $3.60 per Share until October 14, 2020 and 30,000 are exercisable at an exercise price of $0.60 per Share until December 2021;

(h)

Hugh Rogers, a director of the Company, owned an aggregate of 75,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share at an exercise price from of $1.64 per Share until February 3, 2022; and

(i)

John Challis, a former director of the Company, owned an aggregate of 40,000 compensation securities, comprised solely of stock options, each of which is exercise into one Share. Of these 10,000 are exercisable at an exercise price of $5.50 per Share until September 5, 2020 and 30,000 are exercisable at an exercise price of $0.60 per Share until December 2021.

Stock Option Plans and Other Incentive Plans

The Company’s current stock option plan (the “2014 Plan”), which it adopted in 2014, is a “rolling” stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten (10%) percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted. The 2014 Plan provides that the Board may, from time to time, in its discretion, grant to directors, officers, employees, consultants and other personnel November 15, 2018, there are 2,105,000 options outstanding under the 2014 Plan. The Company’s shareholders approved the 2014 Plan at the Company’s annual general and special meeting held on September 13, 2017.

For additional details regarding the terms of the 2014 Plan, see below under the heading “Particulars of Matters to Be Acted Upon – Re-Approval of 2014 Stock Option Plan”.

Employment, Consulting and Management Agreements

Employment Agreement: Lee Buckler

Pursuant to an employment agreement, effective as of January 1, 2016, between Lee Buckler and the Company, Mr. Buckler serves as President, Chief Executive Officer and Corporate Secretary of the Company and President and Chief Executive Officer of TrichoScience for a base salary of $240,000 per annum. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler was entitled to receive a retention bonus where the Company will pay $45,000 on the earlier of April 30, 2016 or 30 days after the Company completes an equity financing with minimum gross proceeds of $3,000,000. Mr. Buckler received the $45,000 bonus during the year ended December 31, 2016. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. If Mr. Buckler’s employment is terminated for any reason other than for just cause, the Company will pay Mr. Buckler: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to three months of base salary for the first year of employment or a lump sum amount as severance compensation equal to twelve months of base salary after the first year of employment plus an additional two months of base salary for each full year of employment after the initial year up to a maximum of eighteen months of base salary, and a lump sum payment as compensation for the loss of Mr. Buckler’s entitlement to benefits up to a maximum of $100,000.

Consulting Agreement: David Hall

Pursuant to a consulting agreement dated January 1, 2016, David Hall provides advice and strategic guidance in connection with the Company’s business and advice regarding regulatory compliance. The Company has agreed to pay Mr. Hall compensation for such services if required. Pursuant to a director’s services agreement dated January 1, 2016, Mr. Hall serves as the Chairman and a member of the Board. In consideration, the Company has agreed to pay an annual retainer of $15,000 to serve as the Chairman, an annual retainer of $10,000 to serve as a director, a fee of $1,000 per Board meeting, a fee of $1,000 per Audit Committee meeting and $1,000 per Nominating, Compensation and Corporate Governance Committee meeting. The consulting agreement expired on January 1, 2017.

Consulting Agreement: Simon Ma

The Company entered into a consulting agreement dated effective October 17, 2018 with Simon S. Ma Corporation, a company wholly owned by Simon Ma, the CFO and Director of Finance of the Company, pursuant to which Simon Ma provides the Company with financial and accounting services. The Company has agreed to pay Simon S. Ma Corporation a consulting fee of $8,000 plus GST for the term of the consulting agreement, being twelve months after the effective date. The consulting agreement is automatically renewable for twelve months unless either party gives thirty days’ written notice to the other of its intention not to renew the consulting agreement. The consulting agreement may be terminated before its expiry by either party at any time without cause by giving notice to the other party at least thirty days prior to the termination and by the Company, without notice, immediately upon the occurrence of any default by Mr. Ma.

Oversight and Description of Director and NEO Compensation

Compensation Process

The Company appointed a Nominating, Compensation and Corporate Governance Committee (the “Committee”) in October 2013, which currently is comprised of David Hall, Peter Lewis (Chair) and Geoff MacKay.

Among other duties, the Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company’s executive officers and reviews the performance of the Company’s executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company’s executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company’s compensation philosophy. The final decision upon compensation is made by the Board.

The Committee reviews at least annually the corporate goals and objectives of the Company’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the “Company Plans”) and, if appropriate, recommend that the Board amend these goals and objectives. The Committee also reviews at least annually the Company Plans in light of the Company’s goals and objectives with respect to such plans, and, if the Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.

Goals and Objectives

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2020 through 2023, respectively. The Company intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of options to purchase Shares of the Company with longer future vesting dates to satisfy the long-term compensation component.

Executive Compensation Program

Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (stock options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company’s goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Stock options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company’s shares over a stated period of time, and are intended to reinforce commitment to long-term growth and shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company. See “Stock Options and Other Compensation Securities” above.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company’s directors or officers. Given the Company’s current stage of development, the Company has not considered the implications of the risks associated with the Company’s compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan. The Company does not have a deferred compensation plan with respect to any NEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

On April 15, 2014, the Board approved the adoption of the 2014 Plan, which was last ratified and approved by the Shareholders on September 13, 2017. A copy of the 2014 Plan is attached as Schedule “A” to the notice and information circular dated May 12, 2016 filed on SEDAR at www.sedar.com on May 18, 2016. For a description of the features of the 2014 Plan, please see “Particulars of Matters to Be Acted Upon – Re-Approval of 2014 Stock Option Plan”.

The following table sets forth, as of December 31, 2017, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	1,400,000	$2.04	744,262
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,400,000	$2.04	744,262

(1)	The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2)

The 2014 Plan is a rolling stock option plan under which the Company can issue such number of options as is equal to 10% of the Company’s issued and outstanding Shares from time to time. As of November 8, 2018, there were 26,800,484 Shares outstanding and the Company could issue up to 575,048 options to acquire Shares on such date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint BDO Canada LLP as auditors of the Company for the fiscal year ending December 31, 2018, and to authorize the directors of the Company to fix the remuneration to be to be paid to the auditors for the fiscal year ending December 31, 2018. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that Shareholders vote for the appointment of BDO Canada LLP as the Company’s auditors for the Company’s fiscal year ending December 31, 2019 and the authorization of the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2018.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 Audit Committees (“NI 52-110”), a reporting issuer is required to provide disclosure annually with respect to its audit committee, including the text of its audit committee charter, information regarding composition of the audit committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its audit committee (the “Audit Committee”):

Audit Committee Charter

The following audit committee charter (the “Audit Committee Charter”) was adopted by the Company’s Audit Committee and the Board:

Purpose of the Audit Committee

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of the Company. The role of the Committee is to:

(a) assist the Board in its oversight responsibilities by reviewing: (i) the Company’s consolidated financial statements, the financial and internal controls and the accounting, audit and reporting activities, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the external auditors’ qualifications and independence, and (iv) the scope, results and findings of the Company’s external auditors’ audit and non-audit services;

(b) prepare any report of the Committee required to be included in the Company’s annual report or proxy material; and

(c) take such other actions within the scope of this Charter as the Board may assign to the Committee from time to time or as the Committee deems necessary or appropriate.

Composition, Operations and Authority

Composition

The Committee shall be composed of a minimum of three members of the Board. A majority of the members of the Committee shall be independent as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities (collectively, the “Applicable Law”). Each member of the Committee shall be “financially literate” and at least one member of the Audit Committee shall be a “financial expert”, as such terms are defined by the Applicable Law.

Members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Committee may be removed by the Board in its discretion. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to be independent as required in this Section 2 of this Charter. Vacancies on the Committee will be filled by the Board.

Authority

The authority of the Committee is subject to the provisions of this Charter, the constating documents of the Company, such limitations as may be imposed by the Board from time to time and Applicable Law.

The Committee shall have the authority to: (i) retain (at the Company’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Committee shall have the authority to request any officer, director or employee of the Company, or any other persons whose advice and counsel are sought by the Committee, such as members of the Company’s management or the Company’s outside legal counsel and external auditors, to meet with the Committee or any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.

The Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Committee with respect to any of the matters referred to in this Charter.

Operations

The Board may appoint one member of the Committee to serve as chair of the Committee (the “Chair”), but if it fails to do so, the members of the Committee shall designate a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee. If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company’s constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) at least quarterly or more frequently as circumstances dictate. As a part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements, the Committee shall meet in a separate session with the external auditors and, if desired, with management and/or the internal auditor. In addition, the Committee or the Chair shall meet with management quarterly to review the Company’s financial statements and the Committee or a designated member of the Committee shall meet with the external auditors to review the Company’s financial statements on a regular basis as the Committee may deem appropriate. The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company’s records.

Except as otherwise required by the Company’s constating documents, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee. The Committee may also act by unanimous written consent in lieu of a meeting.

Responsibilities and Duties

The Committee’s primary responsibilities are to:

General

(a) review and assess the adequacy of this Charter on an annual basis and, where necessary or desirable, recommend changes to the Board;

(b) report to the Board regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

(c) follow the process established for all committees of the Board for assessing the Committee’s performance;

Review of Financial Statements, MD&A and other Documents

(d) review the Company’s financial statements and related management’s discussion and analysis and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board and publicly disclosed;

(e) review with the Company’s management and, if applicable, the external auditors, the Company’s quarterly financial statements and related management’s discussion and analysis, before they are released;

(f) ensure that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

(g) review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

(h) review with the Company’s management any press release of the Company which contains financial information;

(i) review analyses prepared by management and/or the external auditors setting forth significant reporting issues and judgments made in connection with the preparation of the Company’s financial statements;

External Auditors

(j) recommend external auditors’ nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditors in office from time to time;

(k) approve the fees and other compensation to be paid to the external auditors;

(l) pre-approve all significant non-audit engagements to be provided to the Company with the external auditors;

(m) require the external auditors to submit to the Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Company and discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

(n) recommend to the Board any action required to ensure the independence of the external auditors;

(o) advise the external auditors of their ultimate accountability to the Board and the Committee;

(p) oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company;

(q) evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Committee, including (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Company, (ii) considering whether the auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors’ independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

(r) present the Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

(s) obtain and review a report from the external auditors at least annually regarding the external auditors’ internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Company;

(t) establish policies for the Company’s hiring of employees or former employees of the external auditors;

(u) monitor the relationship between management and the external auditors including reviewing any management letters or other reports of the external auditors and discussing any material differences of opinion between management and the external auditors;

Financial Reporting Process

(v) periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company’s management;

(w) in consultation with the external auditors, review the integrity of the Company’s financial internal and external reporting processes;

(x) consider the external auditors’ assessment of the appropriateness of the Company’s auditing and accounting principles as applied in its financial reporting;

(y) review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company’s auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

(z) review and discuss with the Chief Executive Officer (“CEO”) and the Chief Financial Officer (the “CFO”) the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the interim and annual filings with applicable securities regulatory authorities;

(aa) review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

(bb) establish regular and separate systems of reporting to the Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

(cc) discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

(dd) resolve any disagreements between management and the external auditors regarding financial reporting;

(ee) review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

(ff) retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Committee shall not be required to obtain the approval of the Board for such purposes);

(gg) discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Corporate Controls and Procedures

(hh) receive confirmation from the CEO and CFO that reports to be filed with Canadian Securities commissions and any other applicable regulatory agency: (a) have been prepared in accordance with the Company’s disclosure controls and procedures; and (b) contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

(ii) receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by such reports;

(jj) discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Code of Conduct and Ethics

(kk) review and discuss the Company’s Code of Business Conduct and Ethics and the actions taken to monitor and enforce compliance with the Code;

(ll) establish procedures for: i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Legal Compliance

(mm) confirm that the Company’s management has the proper review system in place to ensure that the Company’s financial statements, reports, press releases and other financial information satisfy Applicable Law;

(nn) review legal compliance matters with the Company’s legal counsel;

(oo) review with the Company’s legal counsel any legal matter that the Committee understands could have a significant impact on the Company’s financial statements;

(pp) conduct or authorize investigations into matters within the Committee’s scope of responsibilities;

(qq) perform any other activities in accordance with the Charter, the Company’s constating documents and Applicable Law the Committee or the Board deems necessary or appropriate;

Related Party Transactions

(rr) review the financial reporting of any transaction between the Company and any officer, director or other “related party” (including any shareholder holding an interest greater than 5% in the Company) or any entity in which any such person has a financial interest;

(ss) review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures;

Reporting and Powers

(tt) report to the Board following each meeting of the Committee and at such other times as the Board may consider appropriate; and

(uu) exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

Limitations of Responsibility

While the Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Peter Lewis – Chairman	Independent	Financially literate
David Hall	Not Independent	Financially literate
Geoff MacKay	Independent	Financially literate

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries, and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

Peter Lewis

Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993. His areas of expertise include: tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis has presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined eight years. Mr. Lewis is currently Finance Chair of the Marine Drive Golf Club.

David Hall

Mr. Hall has served as a director of the Company since December 2010, Chairman of the Board since January 1, 2016 and as the President and CEO of the Company from December 2010 until January 2016. From 1994 to 2008, he held executive management roles at Angiotech Pharmaceuticals Inc. including Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations. He also served as its Corporate Secretary and Treasurer. He was a Director and Chairman of the Audit Committee of GLG Life Tech between September 2010 and June 2014. He is past chair and board member of Life Sciences BC. He is the former Chairman of the Biotech Industry Advisory Committee to the BC Competition Council, a past member of the BC Task Force on PharmaCare, and currently serves on the Board of Advantage BC, the Board of Trustees for Providence Health Care, and Vanc Pharmaceuticals, Inc. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee.

Geoff MacKay

Mr. MacKay is a skilled biopharmaceutical executive focused in the field of regenerative medicine for the past 20 years. Mr. MacKay is currently CEO of AVROBIO Inc., a clinical stage company focused on delivering step-change cell & gene therapies targeting cancer and rare disease. Previously, he spent 11 years as CEO of Organogenesis Inc. He is credited with helping build Organogenesis into the leading cell therapy business in the world as measured by revenue, patients treated, FDA indications and overall scale of operations. Mr. MacKay also has a strong pharma heritage, having spent 11 years at Novartis where he held senior leadership positions within the Immunology franchise in Canada, USA and at the Global office in Basel Switzerland.

Mr. MacKay has broad international experience and contacts across pharma, biotech and device industries via leadership roles within the life science industry. Examples include: Chairman of the Board of MassBio, Chairman of the Board of the Alliance of Regenerative Medicine, Advisory Council to the Health Policy Commission for Massachusetts, Deans Advisory Council Western University School of Podiatric Surgery, and Chairman of Audit Committee of the Center for Commercialization of Regenerative Medicine (C.C.R.M.).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company's Audit Committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case-by-case basis.

External Auditor Service Fees (By Category)

In the following table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-Related Fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. “All Other Fees” are fees billed by the auditor for products and services not included in the foregoing categories. The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years, by category, are as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2017	$57,250	Nil	$4,021.25	Nil
December 31, 2016	$79,005	$5,050	$3,675	Nil

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through meetings of the Board.

Each of Messrs. Lewis, MacKay and Rogers are “independent” in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with each their respective ability to act in the best interests of the Company. As Mr. Buckler is the President and CEO of the Company and Mr. Hall is the Chairman of the Board and was the President and CEO until January 1, 2016, they are not “independent”.

Directorships

The following table sets out information regarding other directorships presently held by directors of the Company with other reporting issuers (or the equivalent) in Canada or any foreign jurisdiction:

Name of Director of the Company	Names of Other Reporting Issuers
R. Lee Buckler	None
David Hall	Avricore Health Inc.(1)(4)
Peter Lewis	Landstar Properties Inc.(1)
Geoff MacKay	None
Hugh Rogers	Dagobah Ventures Ltd.(2) Kootenay Zinc Corp.(3)

(1)	TSX Venture Exchange
(2)	Not listed
(3)	Canadian Securities Exchange
(4)	OTCQB

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has appointed a Nominating, Compensation and Corporate Governance (the “Committee”). The Committee consists of David Hall, Peter Lewis and Geoff MacKay. The Committee adopted a charter on October 28, 2013.

The Committee evaluates the Board’s effectiveness and the effectiveness of its members pursuant to the process for such evaluation approved by the Board and reviews, as required, the size and composition of the Board to ensure that there remain an appropriate number of “unrelated” and “independent” directors. The Committee will also identify and recommend qualified candidates to the Board who meet the selection criteria approved by the Board, and recommend the slate of nominees for election by shareholders at the annual meeting and in this regard the Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates or to otherwise assist the Committee in the discharge of its responsibilities, including the sole authority to approve the search firm’s fees and other retention terms.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

Among other duties, the Committee reviews and recommends to the Board for approval policies relating to compensation of the Company’s executive officers and reviews the performance of the Company’s executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company’s executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The Committee ensures that the total compensation paid to all NEO and directors is fair and reasonable and is consistent with the Company’s compensation philosophy. The final decision upon compensation is made by the Board.

Other Board Committees

The Board has no committees other than the Audit Committee and the Nominating, Compensation and Corporate Governance Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the Audit Committee. The Committee reviews the Board committee structure on an annual basis and recommend to the Board any changes it considers necessary or desirable with respect to that committee structure, including (all in consultation with the Chair of the Board): (i) the mandates of each committee; (ii) the criteria for membership on any committee; (iii) the composition of each committee; (iv) the appointment and removal of members from any committee; (v) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and (vi) the process for each committee reporting to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Directors, executive officers, proposed nominees for election as director of the Company may be interested in the approval of the Company’s stock option plan, pursuant to which they may be granted stock options. See “Particulars of Matters to be Acted Upon – Ratification of 2014 Stock Option Plan”, below, for more information.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of 2014 Stock Option Plan

On April 15, 2014, the Board approved the adoption of the 2014 Plan, which was ratified and approved by the Shareholders on September 13, 2017. A copy of the 2014 Plan is attached as Schedule “A” to the notice and information circular dated May 12, 2016 and filed on SEDAR at www.sedar.com on May 18, 2016. The TSXV requires listed companies that have a “rolling” stock option plan in place to receive shareholder approval of such plan on a yearly basis at the company’s annual meeting. Accordingly, shareholders of the Company will be asked at the Meeting to ratify and approve the 2014 Plan. The 2014 Plan complies with the current policies of the TSXV.

The 2014 Plan is a rolling plan pursuant to which the number of Shares reserved for issuance pursuant to the exercise of options granted under the plan cannot exceed 10% of the total number of issued Shares of the Company (calculated on a non-diluted basis) at the time an option is granted.

The purpose of the 2014 Plan is to advance the interests of the Company and its shareholders by attracting, retaining and motivating selected directors, officers, employees, consultants and management company employees of the Company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in the Company.

The following information is intended as a brief description of the 2014 Plan and is qualified in its entirety by the full text of the 2014 Plan:

1.

The Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the Committee) shall establish the exercise price at the time each option is granted, subject to the following conditions:

	(a)	if the Shares are listed on the TSXV, the exercise price will not be less than the minimum prevailing price permitted by the TSXV policies;

	(b)	if the Shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by the Board at the time of granting;

(c)

if an option is granted within 90 days of a distribution by a prospectus by the Company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV policies and the per Share price paid by public investors for Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d)	in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3.	All options granted under the 2014 Plan may not have an expiry date exceeding ten years from the date on which the option is granted.

4.	Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued shares of the Company, unless the Company has obtained disinterested shareholder approval.

5.	Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued shares of the Company, without the prior consent of the TSXV.

6.	Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.

7.

The 2014 Plan provides that options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

8.

If a director, employee or consultant of the Company is terminated for cause or resigns, then any option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant by reason of termination for cause or by resignation.

9.

If an option holder ceases to be a director, employee or consultant of the Company (other than by reason of death, disability, resignation or termination of services for cause), as the case may be, then any option granted to the option holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the option holder ceases to be a director, employee or service provider of the Company.

10.

If an option holder dies, the option holder’s lawful personal representatives, heirs or executors may exercise any option granted to the option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the option holder.

11.

If an option holder ceases to be a director, employee or consultant as a result of a disability, the option holder may exercise any option granted to the option holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and 90 days after the date of disability.

12.

Stock options granted to directors, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

13.

The 2014 Plan will be administered by the Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the Committee) who will have the full authority and sole discretion to grant options under the 2014 Plan to any eligible party, including themselves.

14.	Options granted under the 2014 Plan shall not be assignable or transferable by an option holder.

15.	The Board may, from time to time, subject to regulatory or shareholder approval, if required under the policies of the TSXV, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.

Upon request, the Company will promptly provide a copy of the 2014 Plan free of charge to a Shareholder. A Shareholder may contact the Company at its office at Suite 900 – 570 Granville Street, Vancouver, BC V6C 3P1, to request a copy.

At the Meeting, Shareholders will be asked to approve the following ordinary resolution (the “2014 Plan Resolution”), which must be approved by at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the 2014 Plan Resolution:

“RESOLVED, as an ordinary resolution of the shareholders of RepliCel Life Sciences Inc. (the “Company”), that:

1.

The Company’s 2014 Stock Option Plan (the “2014 Plan”), as described in the Company’s information circular dated November 15, 2018, including the reservation for issuance under the 2014 Plan at any time of a maximum of 10% of the issued Shares of the Company, be and is hereby ratified, confirmed and approved, subject to the acceptance of the 2014 Plan by the TSX Venture Exchange (the “TSXV”);

2.

The board of directors of the Company be authorized in its absolute discretion to administer the 2014 Plan and amend or modify the 2014 Plan in accordance with its terms and conditions and with the policies of the TSXV; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the 2014 Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the 2014 Plan.

The form of the 2014 Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the 2014 Plan Resolution.

Management of the Company recommends that shareholders vote in favour of the 2014 Plan Resolution at the Meeting.

Creation of a New Control Person on Exercise of Warrants

At the Meeting, Shareholders will be asked to consider, and if thought fit, to approve an ordinary resolution (the “Warrant Exercise Resolution”) authorizing YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to exercise of certain warrants (each, a “Warrant”), and the material effect on control of the Company (i.e. the creation of a new control person that owns more than 20% of the issued and outstanding Shares) resulting from the issuance of Shares upon the exercise of the Warrants, all as more particularly described below.

On July 10, 2018, the Company entered into a private placement agreement (the “Agreement”) with YOFOTO, pursuant to which the Company issued 5,357,900 Shares and 1,071,580 Warrants for total gross proceeds of $5,090,005. Each Warrant entitles the holder to acquire one Share at a price of $0.95 per Share (the “Exercise Price”), subject to adjustment until October 9, 2020.

YOFOTO is prohibited from exercising Warrants that will result in it collectively holding more than 19.99% of the issued and outstanding Shares until the Shareholder approval to the Warrant Exercise Resolution is obtained.

Under the rules and policies of the TSXV, Shareholder approval is required if the issuance of securities issued on conversion of a convertible security, like the Warrants, would result in the creation of a new control person, which includes any person or entity that holds, or is one of a combination of persons or entities that holds, a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting shares of an issuer subject to certain exceptions (a “Control Person”).

YOFOTO currently owns 5,357,900 Shares. If YOFOTO exercised all of the Warrants (assuming no adjustments to the Exercise Price or the number of Warrant Shares issuable on exercise of the Warrants), then YOFOTO would collectively own 6,447,480 of 26,800,484 Shares or 23.13% of the issued and outstanding Shares as of November 8, 2018, on a partially diluted basis.

In order to be effective, pursuant to TSXV Policy 4.1, the Warrant Exercise Resolution must be approved by a simple majority of 50% plus one of the votes properly cast by disinterested shareholders voting in present or by proxy at the Meeting. “Disinterested shareholder approval” means that while shareholder approval may be obtained by ordinary resolution at the Meeting, the votes attached to the Shares held by the new “Control Person”, being YOFOTO, and its affiliates and associates, are excluded from the calculation of any such approval.

To the knowledge of the Company, and assuming the following remains true as of date of the Meeting, the only votes to be excluded will be those held by YOFOTO. As at the date hereof, YOFOTO holds 5,357,900 Shares.

Management and the Board believe that the best interests of the Company and the Shareholders will be served by approving the terms and conditions of the Warrants, the material effect on control of the Company resulting from the exercise by YOFOTO of the Warrants, and the creation of a new Control Person, and recommend that the Shareholders consent to the approval of such items. The Board has approved the Agreement and the Warrants, including the terms and conditions of the Warrants, and the exercise by YOFOTO of the Warrants.

The complete text of the ordinary resolution to be considered at the Meeting for approval, confirmation and adoption, with or without variation, is substantially as follows:

“RESOLVED as an ordinary resolution of the disinterested shareholders of RepliCel Life Sciences Inc. (the “Company”) that:

1.	The exercise of the 1,071,580 share purchase warrants by YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”), be and the same is hereby authorized and approved;

2.	The creation of YOFOTO as a new “Control Person” of the Company within the meaning of such term under applicable TSX Venture Exchange policies is hereby authorized and approved; and

3.

Any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the Warrant Exercise Resolution.

Management of the Company recommends that shareholders vote in favour of the Warrant Exercise Resolution at the Meeting.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com. Shareholders may also contact R. Lee Buckler, President, at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: (604) 248-8730, Facsimile: (604) 248-8690, to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year and in the financial statements and MD&A for subsequent financial periods, which are available on SEDAR.

Dated at Vancouver, British Columbia, the 15th day of November, 2018.

ON BEHALF OF THE BOARD OF DIRECTORS OF

REPLICEL LIFE SCIENCES INC.

“R. Lee Buckler”
R. Lee Buckler
President, Chief Executive Officer and Director